09055909

UNITEDSTATES
RITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triple A Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Montana Avenue
(No. and Street)

Santa Monica	CA	90403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren Wibbelsman 310-773-8127
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tanton and Company, LLP
(Name – *if individual, state last, first, middle name*)

37 West 57th Street	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warren Wibbelsman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triple A Partners LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California } ss
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 24th day of February 2009, by Warren Wibbelsman proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me. I certify under PENALTY OF PERJURY under the laws of the state of California that the foregoing paragraph is true and correct.
WITNESS my hand and official seal.

Notary's Signature
Seal
Notary Public

BRIAN S. ANDERSON
Commission # 1728353
Notary Public - California
Los Angeles County
My Comm. Expires Mar 29, 2011

Signature

COO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIPLE A PARTNERS, LLC

TABLE OF CONTENTS

TANTON
AND
COMPANY, LLP
Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the member of Triple A Partners LLC:

We have audited the accompanying balance sheet of Triple A Partners LLC, as of December 31, 2008 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triple A Partners, LLC as of December 31, 2008, and the results of their operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not required part of the basis financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tanton and Company LLP
Certified Public Accountants

New York, New York
February 26, 2009

37 West 57th Street • 5th Floor • New York, N.Y. 10019, Tel: (212) 583-1100, Fax: (212) 583-1107

TRIPLE A PARTNERS LLC

BALANCE SHEET

DECEMBER 31, 2008

ASSETS

CURRENT ASSETS		
CASH	$	71,210
PREPAID EXPENSES		75
TOTAL ASSETS	$	71,285

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
ACCRUED EXPENSES	$	10,259
PAYABLE TO RELATED PARTY		39,362
TOTAL LIABILITIES		49,621
MEMBERS' EQUITY		21,664
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	71,285

The accompanying notes are an integral part of these financial statements

TRIPLE A PARTNERS LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2008

INCOME		
COMMISSION INCOME - RESEARCH	**$**	**85,848**
INTEREST INCOME		**1,653**
TOTAL INCOME		**87,501**
EXPENSES		
GENERAL & ADMINISTRATIVE		**5,467**
PROFESSIONAL		**27,109**
SALARY		**134,158**
TOTAL EXPENSES		**166,734**
NET LOSS	**$**	**(79,233)**

The accompanying notes are an integral part of these financial statements.

TANTON AND COMPANY, LLP

TRIPLE A PARTNERS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2008

Balance at January 1, 2008	**$**	**75,897**
Net loss		**(79,233)**
Capital contribution		**25,000**
Balance at December 31, 2008	**$**	**21,664**

The accompanying notes are an integral part of these financial statements.

TRIPLE A PARTNERS LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (79,233)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities	
Prepaid expenses	(75)
Accrued expenses	(1,350)
NET CASH USED IN OPERATING ACTIVITIES	(80,658)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from related party	39,362
Contributions	25,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	64,362
NET DECREASE IN CASH	(16,296)
CASH, Beginning	87,506
CASH, Ending	$ 71,210

The accompanying notes are an integral part of these financial statements

1. Organization and Business Activity

During 2008 Triple A Partners, Inc purchased all of the stock of Arima Advisors, LLC ("Arima"), who was registered as a broker dealer with the Securities and Exchange Commission and the National Association of Securities Dealers during 2008. Subsequent to the purchase, Triple A Partners, Inc formed Triple A Partners LLC (the "Company") and assumed the registration of the former Arima mentioned above. As of December 31, 2008 the Company is a FINRA registered broker dealer with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is engaged in selling proprietary research to U.S. investments partnerships and acts as an introducer of private placements and hedge funds investments to its institutional only clientele.

2. Summary of Significant Accounting Policies

Research Fees

Research fees are earned by providing U.S institutions with proprietary information. Fee revenue is recognized during the period the service is provided.

Income Taxes

The Company is a California C Corporation which provide for Federal, state and local taxes.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party

Due to related party represents amounts owed to the former owner of Arima Advisors LLC.

4. Net Capital Requirement

As a registered broker-dealer, the Company is subject to rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $21,589, which was $16,589 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was 2.30 to 1.

5. Lease Agreement

The company leases office space from the member on a month to month basis. Rent expense for the year ended December 31, 2008 amounted to approximately $2,000.

Triple A Partners LLC

Supplementary Information Required by

Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2008

Triple A Partners LLC

Computation for Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008
Schedule II

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the Rule.

TRIPLE A PARTNERS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

NET CAPITAL		
Total member's equity	$	21,664
DEDUCTIONS		
Non allowable assets		75
NET CAPITAL	$	21,589

COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENTS

Minimum net capital required 12 1/2% of aggregate indebtedness	$	6,203
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Net capital requirement		5,000
Excess net capital		16,589
Excess net capital at 1000%	$	16,627

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness in the statement of financial condition - accrued expenses	$	49,621
Ratio of aggregate indebtedness to net capital		2.30 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing

The accompanying notes are an integral part of these financial statements

Triple A Partners LLC

Information Relating to the Possession pr Control Requirement Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2008
Schedule III

The Company claims exemption from the requirement of rule 15c3-3, under Section (k)(2)(i) of the Rule.

TANTON
AND
COMPANY, LLP
Accountants & Consultants

Independent Auditors' Report on Internal Control Structure Required by Sec Rule 17a-5

The Member of
Triple A Partners LLC

In planning and performing our audit of the financial statements of Triple A Partners LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

37 West 57th Street • 5th Floor • New York, N.Y. 10019, Tel: (212) 583-1100, Fax: (212) 583-1107

management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliable in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiency, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal was for the limited purpose described in the first and second paragraphs and would not necessarily all deficiencies in internal control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tanton & Company LLP

Certified Public Accountants

New York, New York
February 26, 2009

TRIPLE A PARTNERS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008

TANTON AND COMPANY, LLP